28 June 2005

Mr. Michael Moran
Ms. Nili Shah
Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

United States of America

Re:                             Allied Domecq PLC – Response to SEC Comments on Form 20-F for the Year Ended 31 August 2004 (the “2004 20-F”)

Ladies and Gentlemen:

On behalf of Allied Domecq (the “Registrant”), we hereby set forth the following information in response to the comments contained in the Staff’s letter dated 3 June 2005 (the “Staff Comments”).  Unless expressly stated herein, all page references herein refer to pages of the 2004 20-F.

At the outset, the Registrant notes that it describes its Foreign Exchange Hedging Policy and interpretation of SSAP 20 in the response to Staff Comment 2, and confines itself solely to materiality considerations in its response to Staff Comment 1.

REGISTRANT’S RESPONSE TO THE STAFF COMMENTS

General

1.  We note that you identified the following errors in your response to our letter dated March 29, 2005:

•                  Understatement of UK GAAP shareholders equity of £42 million, or 8.2% of reported UK GAAP shareholders’ equity, as of August 31, 2004, as discussed in your response to prior comment 27.

•                  Understatement of US GAAP shareholders’ equity of £50 million, as discussed in your response to prior comment 38 and 44.

•                  Overstatement of US GAAP net income of £17 million, or 6.8% of US GAAP net income, as discussed in your response to prior comment 38.

We consider these amounts to be material to your financial statements.  Accordingly, please amend your Form 20-F to correct these errors.  In doing so, please appropriately address the following:

•                  An explanatory paragraph in the reissued audit opinion,

•                  Full compliance with APB 20, paragraphs 36 and 37,

•                  Full update of all affected portions of the Form 20-F, including operating and financial review and prospects and selected financial data,

•                  Updated Item 15 disclosures should include the following:

•                  a discussion of the restatement and the facts and circumstances surrounding it,

•                  how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

•                  changes to internal controls over financial reporting, and

•                  anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

•                  Updated certifications.

The Registrant respectfully submits that it does not believe that the errors discussed above are material.  In the Registrant’s first response letter, it stated that it had considered the materiality of the items concerned and had concluded that they were not material.

By way of background, the errors relate to an understatement of UK GAAP shareholders’ equity identified in response to prior comment 27, an understatement of US GAAP shareholders’ equity identified in response to prior comments 38 and 44 and an overstatement of US GAAP net income identified in response to prior comment 38.  The latter two are connected by virtue of the fact that they concern US GAAP pension-related items.  In the Registrant’s view, they can be considered together for materiality purposes.

The Registrant would emphasize that it has considered the materiality of all of the errors in accordance with Staff Accounting Bulletin 99 “Materiality” (“SAB 99”) for the purpose of its 2004 20-F filing, and has separately analyzed the materiality of the UK GAAP error in accordance with FRS No. 3 for the purpose of its UK financial statements.

UK GAAP Understatement of Shareholder’s Equity

In its response to prior comment 27, the Registrant set out both quantitative and qualitative reasons why it believes its understatement of UK GAAP shareholders’ equity is not material to its financial statements.  Those reasons were stated in light of SAB 99 and, in particular, the various qualitative aspects of SAB 99.

The Registrant recognizes that the error in reported UK GAAP shareholders’ equity was 8.2%, and that, from a quantitative perspective alone, this difference might indicate that the error could be material.  However, the Registrant respectfully contends that this figure should be accorded less weight than certain important quantitative and qualitative considerations.

In particular, the Registrant contends that the balance sheet figure for shareholders’ funds has, for materiality purposes, to be quantitatively adjusted for the impact of goodwill that has been written off to reserves. This is demonstrated by UK GAAP requiring that when a business is disposed of, any goodwill written off to reserves must be recycled back into the profit or loss on disposal calculation. In addition, the Registrant is a brand-led company, and prior to its adoption of FRS No. 10, such brand assets were not recognized separately from goodwill, which was written off to reserves. Failure to recognize that the substantial amounts of goodwill written off have reduced UK GAAP shareholders equity, would be to ignore many of the Registrant’s most valuable revenue-generating assets. Such an adjustment, in the Registrant’s view, is appropriate in considering the materiality of items in its balance sheet, but is even more so when the item being considered is itself an adjustment to goodwill.

In addition to its response to prior comment 27, the Registrant adds the following clarification of its materiality considerations:

•                  The Registrant notes that the Staff will not apply a specific numerical threshold to materiality (SAB 99 paragraph 35).

•                  The Registrant notes that the Staff will give weight to the Company’s (and its auditors’) materiality considerations, as they are best placed to consider all the facts (SAB 99 paragraph 30).

•                  The Registrant notes that it is the total mix of information available and its relevance to the judgment of reasonable investors that is important (SAB 99 paragraphs 26 and 27).

The Registrant’s analysis of materiality has recently been tested, as the Registrant disclosed the understatement of UK GAAP shareholders equity on 25 May 2005 in its shareholders circular distributed in connection with its pending Scheme of Arrangement with Pernod Ricard SA (the “Scheme Circular”).(1) The Registrant has not received any questions or comments on this aspect of the Scheme Circular from its existing shareholders.  Furthermore, the prospective owners of the Registrant have expressed no interest or concern, despite its explicit disclosure to them.  Importantly, the share price of the Registrant has not been impacted by the disclosure of the issue.

The Registrant believes that these qualitative factors, together with the quantitative result of 1.2% of UK GAAP Shareholders’ Equity including goodwill written off, weigh heavily against the 8.2% impact on Shareholders’ Equity to which the Staff has pointed.

In addition to the SAB 99 evaluation, the Registrant has considered the provisions of FRS No. 3 on the materiality of this adjustment.  The Registrant has concluded, for the reasons set out above and in its response to prior comment 27, that the requirements of FRS No. 3 are not met and that a restatement under UK GAAP is therefore not appropriate.

US GAAP Understatement of Shareholder’s Equity and Overstatement of Net Income

In its response to prior comment 38, the Registrant set out both quantitative and qualitative reasons why it believes its understatement of its US GAAP shareholders’ equity and overstatement of net income are not material to its financial statements.  Those reasons were stated in light of SAB 99 and, in particular, the various qualitative aspects of SAB 99.

(1)                                  In particular, the Scheme Circular states (on page 51):

“In the accounts for the year ended 31 August 2004 and prior periods, the Group recorded goodwill at the historical rates of exchange fixed at the date of acquisition.  The Group intends in its financial statements for the year ending 31 August 2005, to record the cumulative foreign currency retranslation difference on goodwill through its reserves and in future periods goodwill will continue to be retranslated at closing balance sheet rates.  The effect in any period will be to increase or decrease both capitalized goodwill and profit and loss account reserves by equal amounts.  The amount will depend upon year end currency rates.  If the amounts had been recorded at 31 August 2004, goodwill and profit and loss account reserves would each have been increased by £42 million.  Normalised earnings and cash will be unaffected.”

Specifically, the Registrant does not believe that the errors under US GAAP are material when the following qualitative factors are taken into account, which, taken as a whole, indicate that there is no material error:

•                  the misstatements do not mask a change in earnings or other trends,

•                  the misstatements do not hide a failure to meet analysts’ consensus expectations for the company,

•                  the misstatements do not change a loss into income or vice versa,

•                  the misstatements do not concern a segment or other portion of the Registrant’s business that has been identified as playing a significant role in the Registrant’s operations or profitability,

•                  the misstatements do not affect the Registrant’s compliance with regulatory requirements,

•                  the misstatements do not affect the Registrant’s compliance with loan covenants or other contractual requirements,

•                  the misstatements do not have the effect of increasing management’s compensation (for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation), and

•                  the misstatements do not involve or conceal an unlawful transaction.

The Registrant confirms that the figure of 6.8% of reported US GAAP net income includes the impact of its total unadjusted audit differences.  However, the Registrant clarifies to the Staff that the overstatement of US GAAP net income of £17 million discussed in response to prior comment 38 represented only 3.7% of US GAAP net income in 2004.

The Registrant respectfully contends that when the 3.7% overstatement of US GAAP net income in 2004 is viewed in conjunction with the important qualitative factors set out above, the overstatement to US GAAP net income is not material.

In addition to the £17 million overstatement of net income discussed above, the Registrant has evaluated the quantitative and qualitative impact of the £30 million understatement of shareholders’ equity. The Registrant clarifies to the Staff that the £50 million understatement it discussed in its response to prior comment 44 actually represented an error of £30 million in shareholders’ equity, the difference being the related taxation impact.  The Registrant believes that the understatement by £30 million (1.8%) of both its US GAAP shareholders’ equity and total US GAAP intangible assets is not quantitatively material and no qualitative factors were identified that would change this view.

Consolidated Statement of Total Recognized Gains and Losses, page F-4

2.  We note, based on your response to prior comment 15 of our letter dated March 29, 2005 that you recognized foreign exchange transaction gains of £193 million on foreign currency denominated debt offset by foreign exchange transaction losses of £85 million on foreign currency denominated net assets. These amounts suggest that your foreign currency denominated debt has overhedged your foreign currency denominated net assets. Please tell us why you did not recognize foreign exchange transaction gains in your income statement to the extent your borrowings exceeded your net assets, in light of the second paragraph of your response to prior comment 27, which states that you recognize any excess exchange differences on borrowings in income under UK GAAP.

In this response, the Registrant will be addressing Staff Comment 2 and, in part, Staff Comment 4.

The Registrant clarifies to the Staff that its foreign currency denominated debt has never overhedged its foreign currency denominated net investments.

The Registrant has a policy of hedging against the economic impact of foreign exchange movements.  The Registrant summarized this policy in its Annual Report & Accounts and 2004 20-F, stating “Our policy is to match our currency of debt in proportion to foreign exchange earnings...”  The choice of foreign exchange earnings as the basis for comparison in this policy reflects the fact that the Registrant has acquired many brands that generate substantial foreign currency revenue and profits in respect of which the related goodwill has been written off to reserves.  This economic hedge has operated successfully and, as a result, the Registrant has consistently applied the principle of Paragraph 30 of SSAP No.20, which provides “Since in this case the group will be covered in economic terms against any movement in exchange rates, it would be inappropriate to record an accounting profit or loss when exchange rates change.”

The Registrant recognizes that paragraph 57 of SSAP No. 20 sets out four factors that limit the extent to which foreign exchange gains or losses can be offset as reserve movements.  Specifically, Paragraph 57(c) of SSAP No. 20 states that “the foreign currency borrowings, whose exchange gains or losses are used in the offset process, should not exceed, in the aggregate, the total amount of cash that the net investments are expected to be able to generate, whether from profits or otherwise.”  The Registrant confirms that all the provisions of paragraph 57 have been met and concludes that the gains or losses each year on foreign currency borrowings have not exceeded the gains or losses on net investments (including goodwill).

The following tables demonstrate that the Registrant’s foreign currency borrowings have not exceeded its foreign currency net investments in any accounting period and that the exchange gains and losses arising on such borrowings have, therefore, been offset as reserve movements.

	2004
All figures in £ million	GBP	EUR	USD	Other	TOTAL

Net Debt	(18)	(562)	(1,205)	(156)	(1,941)

Net Investments (excl. all goodwill)	(262)	737	464	312	1,251

Net Investments (incl. goodwill written off)	349	1,357	1,325	312	3,343

Net Investments (incl. goodwill written off and capitalized)	904	1,714	1,353	647	4,618

Net Investment less Net Debt	886	1,152	148	491	2,677

	2003
All figures in £ million	GBP	EUR	USD	Other	TOTAL

Net Debt	(65)	(701)	(1,471)	(175)	(2,412)

Net Investments (excl. all goodwill)	(329)	810	608	287	1,376

Net Investments (incl. goodwill written off)	282	1,443	1,595	287	3,607

Net Investments (incl. goodwill written off and capitalized)	837	1,830	1,627	652	4,946

Net Investment less Net Debt	772	1,129	156	477	2,534

	2002
All figures in £ million	GBP	EUR	USD	Other	TOTAL

Net Debt	(350)	(719)	(1,262)	(247)	(2,578)

Net Investments (excl. all goodwill)	389	604	763	400	2,156

Net Investments (incl. goodwill written off)	1,000	1,185	1,769	400	4,354

Net Investments (incl. goodwill written off and capitalized)	1,555	1,560	1,805	736	5,656

Net Investment less Net Debt	1,205	841	543	489	3,078

The Registrant also recognizes that there has been some ambiguity under UK GAAP as to whether goodwill should be included in assessing the offset.  Prior to the issuance of FRS No. 10, it was common practice for entities to write off goodwill directly to reserves.  By writing off the goodwill, the impact of foreign exchange was fixed at the date of acquisition and was therefore not retranslated as included in reserves.  UK GAAP does not contain specific guidance (equivalent to that of the EITF or contained in Staff Accounting Bulletins) on whether goodwill should be included in determining the net investment for hedge accounting purposes.  Rather, UK GAAP relies on interpretative guidance and advice provided by the major accounting firms when determining whether goodwill can be used in calculation of net investment.

The Registrant clarifies to the Staff that Technical Release 504 does not have the status of an Accounting Standard in the UK.  In addition, subsequent UK Standards clarify that under UK GAAP, goodwill is an asset, whether or not it has been written off to reserves.  As a consequence, it has been accepted for some time by the major accounting firms and UK companies that it is legitimate to retranslate goodwill (whether capitalized or written off to reserves) for the purpose of net investment hedging.  For example,
FRS No. 10 requires the “recycling” of goodwill through the profit and loss account on disposal and SSAP No. 22 states that goodwill is an asset regardless of whether it was written off or capitalized.  Interpretive guidance books on UK GAAP (for example from Ernst & Young and Deloitte & Touche) support the inclusion of goodwill within net investment for the purpose of applying SSAP No. 20.  The rationale is that most companies that chose a policy of writing off goodwill immediately under SSAP No. 22 did so as a matter of policy, not because of the fact that goodwill had suddenly become worthless.  It has been argued and accepted that the treatment of exchange differences on borrowings should not be affected by the choice of accounting policy on goodwill.  As a result, the interpretative guidance looks to treat goodwill consistently for hedge accounting purposes regardless of whether it has been written off or capitalized.  This is now generally accepted practice under UK GAAP.

The following table further confirms that the foreign exchange differences on net investments exceed the foreign exchange differences on debt and the effectiveness of the hedge strategy that the Registrant has in place.

	2004	2003	2002
	£m	£m	£m
Currency translation differences on net debt	(193)	82	(98)

Currency translation differences on net investments (excl. goodwill)	85	(86)	104
Currency translation differences on goodwill written off	139	(33)	65
Currency translation differences on capitalized goodwill	23	(79)	(6)

Currency translation differences on net investments (incl. goodwill)	247	(198)	163

The Registrant clarifies to the Staff that its policy states, as highlighted in the second paragraph of its response to prior comment 27, that any excess exchange differences on borrowings would be taken to income under UK GAAP if it exceeded the exchange differences on net investments, including goodwill, as the Registrant stated in its 2004 20-F on page 101.  However, as shown in the table above, there is no period where this has been the case and the Registrant has therefore not been required to take any exchange differences to its UK income statement.

Accounting Policies, page F-8

Turnover page F-10

3.  As requested in prior comment 19, please disclose when you recognize your slotting fees, as well as your long-term volume-driven discounts, payments to achieve preferred product status, buy-down incentives, cooperative advertising, and customer incentives, in your profit and loss account under UK GAAP.   If you capitalize these fees on your balance sheet, please disclose the amounts capitalized and the method by which you amortize these amounts to your profit and loss account. To the extent that the timing of the recognition of these fees differs under US GAAP, please disclose the nature and amount of this difference in note 3l. Please also supplementally tell us your basis under US GAAP for determining when you recognize these amounts in your profit and loss account.

If you consider all of these fees to be immaterial, please explain your assessment of the materiality of the amounts you have capitalized and the amounts you have recognized in income as compared to your net income.

The Registrant confirms that slotting fees and other incentives are recognized in the profit and loss account in the period to which they relate.  The Registrant clarifies that it does not have any specific amortization policy because these amounts are predominately recognized as they are incurred.

The Registrant clarifies to the Staff that the timing of its recognition of slotting fees, long-term volume-driven discounts, payments to achieve preferred product status, buy-down incentives, cooperative advertising, and customer incentives under US GAAP is the same as the timing of its recognition under UK GAAP.

The only GAAP difference that arises with respect to these fees relates to the classification between revenue and operating costs of certain fees as discussed in the Registrant’s response to prior comment 42.

For an explanation, under both UK and US GAAP, of how the Registrant recognizes these amounts in its profit and loss account, please see the table below.

Commercial Arrangement	Description	Timing and Measurement
Long-term volume-driven discounts	• Monies paid to the customer for achievement of volume targets.	• Recognized by the invoice amount on proof of volume being achieved. • Quantity Rebates are accrued on a systematic basis and adjusted based on an estimation of the maximum potential amount.

Slotting fees in relation to product and store listings	• Up-front non-refundable consideration paid to maintain listings. • Up-front non-refundable consideration paid to establish new listings (store/brand).

•    Recognized when incurred. For existing agreements there is periodic invoicing, which is accrued over the period. For new store/brand listings the cost is recognized on commencement of arrangement (i.e., at date store opens or new brand is launched).

•    Measured by invoiced amount.

Slotting fees in relation to special store displays	• Consideration paid for additional off shelf space (e.g., end-cap placements/gondola ends).	• Recognized by matching to when the space is utilized. • Measured by invoiced amount.

Payments to achieve preferred product status	• Up-front non-refundable consideration paid to a customer to achieve preferred brand status (e.g., from “may stock” to “must stock” or prominence in on-trade premise).	• Recognized when incurred. • Measured by invoiced amount.

Buy-down incentives	• The retrospective cost of reseller promotional activity (e.g., redeemable coupons in-store).

•    Recognized as incurred at the time of the promotion.

•    Measurement is by estimates in relation to the anticipated percentage of redemption level based on our historical expectations. Subsequent confirmation of actual redemption is provided by a third party agent and invoiced accordingly.

	• Consideration paid to a reseller to support their margin during short-term price promotions for the Registrant’s products.	• Recognized as incurred in relation to the time of promotion and regulated by referenced to quota amounts and/or proof of sell-out (e.g., EPOS data). • Measured by invoiced amount.

Cooperative advertising arrangements	• The costs of advertising a promotion that are paid to a specific	• Recognized as incurred where costs are either part of annual agreements,

	customer (e.g., posters and mail-outs).	which are invoiced periodically or relate to a specific promotion that will be recognized over the period of the promotion. • Measured by invoiced amount.

Customer incentive schemes	• Payments to wholesalers to incentivize distribution of the Registrant’s brands. • Payments to customer staff to incentivize them to support the Registrant’s brands.	• Recognized when incurred. • Measured by invoiced amount.

Note 20.  Financial  Instruments, page F-37

4.  We have reviewed your response to prior comment 27.  Citing relevant UK GAAP literature, please explain why you now believe that you misapplied UK GAAP in accounting for the effect of changes in exchange rates on your goodwill.  We note that you restated your US GAAP reconciliation in prior years for this same issue, but that you disclosed on page F-53 that this issue has no effect on UK GAAP.

Please also tell us what the effect on your profit and loss account would have been if you continued to translate goodwill at historical foreign currency exchange rates and recognized in income any transaction gains and losses on foreign currency denominated debt to the extent that the debt exceeds net assets, exclusive of goodwill.

The Registrant refers the Staff to its response to Staff Comment 2 in respect of relevant UK GAAP literature and the basis on which goodwill is included in its calculation of net investment for the purposes of calculating the offset for hedge accounting.

The Registrant clarifies to the Staff that when it restated its US GAAP reconciliation under SFAS No. 52 for goodwill translation, it did not specifically revisit its accounting for goodwill under SSAP No. 20 in relation to its application of its hedging policy because it had consistently applied its policy for a number of years.  The Registrant clearly explained this policy in its audited UK Annual Report and Accounts and 2004 20-F.  It was only upon receipt of the Staff’s prior comment letter that the specific treatment of currency translation of capitalized goodwill was then reviewed.

Interpretive guidance on UK GAAP now recognizes that goodwill should be retranslated in the same way that a company retranslates its other foreign currency net assets.  The Registrant concluded in its response to Staff Comment 2 that the inclusion of goodwill written off within the offset process is appropriate and, furthermore, that any foreign currency differences arising would not change overall shareholders’ equity and that there should be no recognition of this amount through the statement of total recognized gains and losses.  Hence, it is only the foreign currency gains or losses with respect to capitalized goodwill that the Registrant believes it has incorrectly recorded in its shareholders’ equity and statement of total recognized gains and losses.

The Registrant believes its response to Staff Comment 2 clarifies that it has had effective currency hedges in place for its foreign currency net investments.  In accordance with SSAP No. 20, the foreign exchange differences have been dealt with through reserves, as described in paragraph 30 and as permitted by paragraph 57. The misapplication in respect of capitalized goodwill translation impacts the UK shareholders’ equity but does not impact the principle under SSAP No. 20 that translation gains or losses on foreign currency denominated debt should be taken to reserves to the extent that the debt does not exceed net investments.

The Registrant confirms in accordance with its response to Staff Comment 2 that it has had effective currency hedging in place for its foreign currency net investments.  As a consequence, the Registrant has concluded that there is no effect on its profit and loss account.  As a result, the Registrant has not provided what the impact would have been if it had continued to translate goodwill at historical foreign currency exchange rates.

Note 31.  Differences between UK and US Generally Accepted Accounting Principles, page F-53

a) Brands, Goodwill and Other Intangible Assets, page F-55

5.  We note your response to prior comment 33.  In future filings, please elaborate on the facts and circumstances leading to the impairment.  See paragraph 46.a of SFAS No. 142.  In this regard, please expand your disclosure of the £69 million Kuemmerling brand impairment to include discussion of your loss in market share, as indicated in your response to prior comment 10.

In future filings, the Registrant will elaborate on the facts and circumstances leading to impairments in accordance with paragraph 46.a of SFAS No.142.  In particular, the Registrant will expand its disclosure of the Kuemmerling impairment, including a discussion on its loss of market share.

*****

As requested, the Registrant is separately providing to you a letter containing the certifications relevant to this response.

Please address any additional comments to the undersigned via facsimile at (011) 44-207-374-4460.  If you have any questions regarding the foregoing, please do not hesitate to contact me at (011) 44-207-710-1014 or my partner John Huber at (202) 637-2242.

Respectfully submitted,

/s/ Alexander F. Cohen
Alexander F. Cohen
of LATHAM & WATKINS

cc:	Mr. Graham Hetherington
Mr. Scott Cormack